FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August, 2003

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: August 11, 2003	/s/ Dawn Moss Dawn Moss, Corporate Secretary

A COPY OF THIS PRELIMINARY SHORT FORM PROSPECTUS HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA BUT HAS NOT YET BECOME FINAL FOR THE PURPOSE OF THE SALE OF SECURITIES. INFORMATION CONTAINED IN THIS PRELIMINARY SHORT FORM PROSPECTUS MAY NOT BE COMPLETE AND MAY HAVE TO BE AMENDED. THE SECURITIES MAY NOT BE SOLD UNTIL A RECEIPT FOR THE SHORT FORM PROSPECTUS IS OBTAINED FROM THE SECURITIES REGULATORY AUTHORITIES.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Eldorado Gold Corporation, at Suite 920 – 1055 West Hastings Street, Vancouver, BC, V6E 2E9, Telephone: (604) 601-6655. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Eldorado Gold Corporation at the above mentioned address and telephone number.

The securities have not been and will not be registered under the U.S. Securities Act of 1933 (“1933 Act”). Accordingly, except as permitted under the Underwriting Agreement, these securities may not be offered or sold within the United States of America, or to, or for the account or benefit of a U.S. person as defined in Regulation S under the 1933 Act, and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See “Plan of Distribution”.

Preliminary Short Form Prospectus

New Issue	August 8, 2003

ELDORADO GOLD CORPORATION

Cdn$3.10 per Unit

20,000,000 UNITS
Cdn $62,000,000

This short form prospectus (the “prospectus”) qualifies the distribution of 20,000,000 units (“Units”) of Eldorado Gold Corporation (“Eldorado” or the “Company”) for distribution by the Underwriters. Each Unit consists of one common share (a “Common Share”) in the capital of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share at a price of Cdn$4.10 for a period of 12 months from the closing date of this offering. The distribution of the Common Shares and Warrants comprising the Units is qualified hereunder. See “Plan of Distribution”.

________________________
Canadian (Cdn) $(1)
________________________

	Price to Public	Commission to Underwriters	Net Proceeds to the Company(2)
Per Unit	Cdn$ 3.10	Cdn$ 0.124	Cdn$ 2.976
Total(3)	Cdn$ 62,000,000	Cdn$ 2,480,000	Cdn$ 59,520,000

(1)	The Company reports in United States dollars. Unless otherwise stated all references to “$” or dollar figures in this document are in United States dollars.

(2)

Before deduction of the legal, accounting and administrative expenses of this offering payable by the Company and estimated to be Cdn$350,000, which will be paid for by the proceeds from the sale of the Units. See “Use of Proceeds”.

(3)

The Company has granted to the Underwriters an option (the “Underwriters’ Option”) to purchase up to an additional 5,000,000 Units at the offering price of Cdn$3.10 per Unit (the “Offering Price”), exercisable until 24 hours prior to the closing date of the offering. If the Underwriters’

Option is exercised in full, the total Price to the Public, Commission to Underwriters and Net Proceeds to the Company will be Cdn$77,500,000, Cdn$3,100,000 and Cdn$74,400,000, respectively. This prospectus qualifies the distribution of the additional Units (Common Shares and Warrants) issuable upon the exercise of the Underwriters’ Option. See “Plan of Distribution”.

The price of the Units was determined by negotiation between the Company and Orion Securities Inc., National Bank Financial Inc., Sprott Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Salman Partners Inc., Westwind Partners Inc. and Research Capital Corporation (the “Underwriters”).

We, the Underwriters, as principals, conditionally offer these securities, subject to prior sale, if, as and when issued by the Company and accepted by us in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”.

Subscriptions will be received subject to allotment in whole or in part and the right to close the subscription books at any time without notice. It is expected that definitive certificates evidencing the Common Shares and Warrants comprising the Units will be available for delivery at closing which is expected to occur on or about August 25, 2003 or such later date as the Company and the Underwriters may agree, but in any event not later than August 29, 2003 (the “Closing Date”). The Underwriters may effect transactions intended to stabilize or maintain the market price for the Common Shares at levels above that which might otherwise prevail in the open market. See “Plan of Distribution”. Certain legal matters relating to the Units will be passed upon by Fasken Martineau DuMoulin LLP, on behalf of Eldorado, and by Cassels Brock & Blackwell LLP, on behalf of the Underwriters.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELD” and the American Stock Exchange (the “AMEX”) under the symbol “EGO”. The closing price of the Common Shares on the TSX on August 5, 2003, the day prior to the pricing of the Units, was Cdn$3.01. The Company has applied to list the Common Shares distributed hereunder and the Common Shares issuable upon the exercise of the Warrants on the TSX and the AMEX. Listing will be subject to the Company fulfilling all listing requirements of the TSX and the AMEX. There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under the prospectus.

An investment in the Units should be considered speculative due to the nature of the Company’s business. The risk factors outlined or incorporated by reference in this prospectus should be carefully reviewed and considered by prospective purchasers in connection with an investment in the Units. See “Risk Factors”.

The Common Shares and Warrants offered hereby will be eligible for investment under certain statutes as described herein under “Eligibility for Investment”.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT	1	CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	12

DOCUMENTS INCORPORATED BY REFERENCE	2	USE OF PROCEEDS	13

FORWARD-LOOKING STATEMENTS AND RISK FACTORS	3	DESCRIPTION OF SECURITIES BEING OFFERED	13

CURRENCY AND EXCHANGE RATES	3	PRINCIPAL HOLDERS OF SECURITIES	15

THE COMPANY	4	AUDITORS, REGISTRAR AND TRANSFER AGENT	15

BUSINESS OF THE COMPANY	5	LEGAL MATTERS	15

RECENT DEVELOPMENTS	8	PURCHASERS' STATUTORY RIGHTS	16

RISK FACTORS	8	CERTIFICATE OF THE COMPANY	17

SELECTED CONSOLIDATED FINANCIAL INFORMATION	10	CERTIFICATE OF UNDERWRITERS	18

PLAN OF DISTRIBUTION	11

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, and Cassels, Brock & Blackwell LLP, counsel to the Underwriters, having regard to legislation in force as of the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals and, in certain cases the filing of such policies, procedures or goals, the Common Shares and Warrants offered hereunder (in the case of the Insurance Act (Ontario), only the Common Shares offered hereunder) will not, as of the date of issuance, be precluded as investments under the following statues:

Insurance Companies Act (Canada)	Loan and Trust Corporations Act (Ontario)
Pension Benefits Standards Act, 1985 (Canada)	Trustee Act (Ontario)
Trust and Loan Companies Act (Canada)	Insurance Act (Ontario)
Cooperative Credit Associations Act (Canada)	An Act respecting trust companies and savings
Financial Institutions Act (British Columbia)	companies (Quebec) (in respect of trust companies
Pension Benefits Standards Act (British Columbia)	and savings companies incorporated under the laws
The Insurance Act (Manitoba)	of the Province of Quebec investing their own funds
The Trustee Act (Manitoba)	and funds received as deposits)
The Pension Benefits Act (Manitoba)	Supplemental Pension Plans Act (Quebec)
Pension Benefits Act (Ontario)	An Act respecting insurance (Quebec) (in respect of
insurers other than a guaranteed fund)

In the opinion of such counsel, as of the date hereof the Common Shares and Warrants are qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, the “Plans”) and registered education savings plans under the Income Tax Act (Canada) (the “Tax Act”) and, based in part on a certificate of an officer of the Company would not, as of the date hereof, constitute foreign property for such Plans.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed by the Company with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference and form an integral part of this prospectus:

(a)

the audited comparative financial statements, the notes thereto and the auditors report thereon for the fiscal year ended December 31, 2002 (the “Annual Financial Statements”), together with Management’s Discussion and Analysis (“MD&A”) for such financial statements contained in the Company’s 2002 annual report;

(b)

the unaudited comparative interim financial statements for the six months ended June 30, 2003 and the notes thereto (the “Interim Financial Statements”) contained in the Company’s quarterly report together with MD&A for such Interim Financial Statements;

(c)

the management proxy circular dated March 26, 2003 prepared in connection with the annual meeting of the shareholders of the Company held on April 30, 2003 with the exception of the sections entitled “Report on Executive Compensation”, “Performance Graph” and “Statement of Corporate Governance Practices” (the “Management Proxy Circular”);

(d)	the annual information form for the fiscal year ended December 31, 2002, dated May 20, 2003 ( the “AIF”);

(e)

the material change report dated January 16, 2003 with respect to an announcement of the Company’s registration statement on Form 40-F with the United States Securities & Exchange Commission, and the listing of the Company’s common shares on the AMEX;

(f)	the material change report dated March 11, 2003 with respect to the Company’s audited financial results for the year ended December 31, 2002;

(g)	the material change report dated March 13, 2003 with respect to the Company being added to the S&P/TSX Composite Index and the Global Industry Classification Standard Sector – Material, Gold;

(h)	the material change report dated April 3, 2003 with respect to the Company’s 2002 Reserve & Resource estimates;

(i)	the material change report dated April 3, 2003 with respect to the results of a Feasibility Study on the Company’s 100% owned Kisladag gold project;

(j)	the material change report dated April 4, 2003 with respect to the shaft deepening activities at the São Bento Mine, Brazil;

(k)	the material change report dated May 20, 2003 with respect to an update regarding forecasted production and costs at São Bento Mine, Brazil;

(l)	the material change report dated June 30, 2003 with respect to the receipt of the environmental positive certificate for the Company’s 100% owned Kisladag gold project;

(m)	the material change report dated July 24, 2003 with respect to Company’s interim unaudited financial statements for the six months ended June 30, 2003; and

(n)	the material change report dated July 29, 2003 with respect to the results of an optimization study on the Company’s 100% owned Kisladag gold project.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by the Company with a securities commission or any similar authority in Canada after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this prospectus.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Eldorado Gold Corporation, at Suite 920 – 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, Telephone: (604) 601-6655. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Eldorado Gold Corporation at the above-mentioned address and telephone number.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This prospectus and the documents incorporated herein by reference, contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements with respect to the future price of gold; the estimation of mineral reserves and resources; estimates of the time and amount of future gold production for specific operations; estimated future production costs, capital expenditures, exploration expenditures and other expenses for specific operations; permitting time lines; currency fluctuations; requirements for additional capital; government regulation of mining operations; environmental risks; reclamation costs and statements as to the projected development of certain ore deposits, including estimates of capital costs and expected production commencement dates. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, amongst others, the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in this prospectus and in the documents incorporated by reference herein. Although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements are based upon management’s beliefs, estimates and opinions at the time they are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or circumstances should change. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Specific reference is made to “Risk Factors” herein, “Risk Factors” in the AIF incorporated by reference herein and the MD&A incorporated by reference herein for a discussion of the factors underlying forward-looking statements.

CURRENCY AND EXCHANGE RATES

All dollar amounts in this prospectus are expressed in U.S. dollars unless otherwise indicated. The revenue of the Company is derived primarily from the sale of gold, denominated in U.S. Dollars. The Company’s costs are incurred in a variety of currencies, including the Canadian Dollar, the Brazilian Real and the Turkish Lira. The Company’s accounts are maintained in U.S. dollars.

The noon rate of exchange on August 8, 2003 as reported by the Bank of Canada, for the conversion of Canadian dollars into U.S. dollars was Cdn$1.3935 per US$1.00 (Cdn$1.00 equals US$0.7176).

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

YEAR ENDED DECEMBER 31,

	2002	2001	2000
Rate at end of period	0.6339	$0.6278	$0.6669
Average rate for period	0.6368	$0.6458	$0.6733
High For Period	0.6618	$0.6711	$0.6984
Low for Period	0.6199	$0.6230	$0.6397

THE COMPANY

The Company was incorporated by Memorandum of Association on April 2, 1992 under the Companies Act (Bermuda) under the name “Eldorado Corporation Ltd.” On April 23, 1996, the Company was continued under the Company Act (British Columbia) and changed its name to “Eldorado Gold Corporation”. On June 28, 1996, the Company was continued under the Canada Business Corporations Act. On November 19, 1996, pursuant to a plan of arrangement, the Company and HRC Development Corporation were amalgamated under the laws of Canada under the name “Eldorado Gold Corporation”.

The Company’s head and principal office is located at Suite 920, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9. The Company, through its subsidiaries, also maintains administrative offices in Ankara, Turkey and at the São Bento Mine, Santa Barbara, Brazil. The Company’s registered and records office and address for service is care of its solicitors, Fasken Martineau DuMoulin LLP, Suite 2100 — 1075 West Georgia Street, Vancouver, BC Canada, V6E 3G2.

The Company owns its material assets through 14 subsidiaries. The particulars regarding the Company’s subsidiaries are as indicated on the Company’s organizational chart set out below. Unless the context otherwise requires, references to the “Company” include Eldorado Gold Corporation and each of its subsidiaries.

NS: Shares in the company are 100% beneficially owned by Eldorado Gold Corporation or a wholly-owned subsidiary. 1% of the shares of the company may be held by a nominee shareholder.

BUSINESS OF THE COMPANY

The Company is engaged in the production of, development of and exploration for gold. The Company’s business is presently focused in Brazil and Turkey.

The Company and its subsidiaries are engaged in the production of gold through the mining and processing of ore. The Company has one mine in production, the 100% owned São Bento Mine located near Belo Horizonte, Brazil.

In addition, the Company engages in the exploration for gold. The Company’s key development property, which it currently focuses on, is the Kisladag property located near Usak, Turkey.

Production and Operating Summary

The following table summarizes certain production and operating information relating to the Company’s São Bento Gold Mine for each of the years indicated. The “Operating Cash Costs” and “Total Production Costs” set forth below were calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002 but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures set forth below may not be comparable to other similarly titled measures of other companies. Operating Cash Costs per ounce are derived from amounts included in the Statements of Income of the Company and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs and capital development and exploration costs. Total Production Costs are Operating Cash Costs plus provision for depreciation, depletion and amortization and reclamation. This data is designed to provide additional information.

Production and Operating Information

Year	Ore Tonnes	Grade (g/t)(1)	Recovery (%)	Production (ozs.)	Operating Cash Costs	Total Production Costs

					$	$
2002	381,295	9.47	93	103,533	184	282
2001	417,609	9.13	91	102,841	216	306
2000	525,893	7.95	93	112,950	195	270
1999	540,014	8.18	92	126,581	184	251
1998	467,215	7.60	93	108,572	250	324

(1)     Grams of gold per metric tonne.

Reserve and Resources

A qualified person as defined in National Instrument 43-101 — Standards of Disclosure for Mineral Prospectus (“NI 43-101”), has verified the technical data disclosed herein relating to the São Bento and Kisladag properties. The names of and other information relating to the persons who made the reserve and resource estimates, their relationship to the Company and qualifications are listed below:

São Bento Mine, Brazil

Name:	Sergio Martins	Company:	São Bento Mineracao S.A
Position:	Geology Manager	Relationship:	Employee of a subsidiary of the Company
Qualification:	M.Sc. (Geo. & Mineral
Resources)
Member of the Ass. of
P. Geologist of Brazil,
Society of Economic
Geologists of U.S.

Name:	Peter Tagliamonti	Company:	São Bento Mineracao S.A
Position:	Mine Manager	Relationship:	Employee of a subsidiary of the Company
Qualification:	BSc (Mining
Engineering) MBA
Member of P.Eng. of Ont.

Kisladag Project, Turkey

Name:	Gary Giroux	Company:	Micon International Limited
Position:	Associate	Relationship:	Independent Consultant
Qualification:	B.A. Sc., (Geo. Eng.),
M.A. Sc., (Geo. Eng.)
Member of the Ass. of
P.Eng and Geoscientist
of B.C.

Name:	Mike Davie	Company:	Micon International Limited
Position:	Associate	Relationship:	Independent Consultant
Qualification:	B.Sc., (Engineering in
Mining)
Member of P.Eng. of
Ont.

Name:	Callum Grant	Company:	Hatch Associates Ltd.
Position:	Associate	Relationship:	Independent Consultant
Qualification:	B.Sc., Geology, Honors
M.Eng.
Member of P.Eng &
Geoscientists of B.C.
Member of P.Eng. of
Ontario

The gold price used in the 2002 reserves and resources calculations for São Bento and Kisladag was US$325 per ounce which reflects the Company’s belief as to the market trend in 2002 and going into 2003. Cut off grades for the deposits is based on the assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital costs projections that are based on the historical production figures.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Reserves

The estimate of the Company’s proven and probable reserves (as defined in NI 43-101) for the São Bento Mine and for its Kisladag development project (as set forth in the table following) were calculated as at December 31, 2002 and were based on a gold price of $325 per ounce and cut-off grades as set out below. All reserves set out below are calculated in accordance with NI 43-101 (except as noted). Data collected in preparation for the reserve estimates for São Bento was obtained from a drilling program of 9,600 meters from the 23rd platform to increase the mine’s reserves. Reserves for Kisladag increased predominantly through the completion of the Feasibility Study.

The cut-off grades used in the reserve estimation are listed below:

São Bento		6.4 g/t

Kisladag:	Oxide	0.35 g/t

	Primary	0.5 g/t

Proven and Probable Reserves

Mine or Project	Ownership	Location	Tonnes	Grade (g/t)	Contained Ounces

São Bento mine (Dec 31, 2002)	100%	Brazil	Proven & Probable: 1,792,000	9.22	531,355
Kisladag Project (Dec 31, 2002)	100%	Turkey	Proven & Probable: 115,139,000	1.23	4,532,000
Total Proven and Probable Reserves:					5,063,355

Resources(1)

The following table sets forth the measured, indicated and inferred mineral resources (as defined in NI 43-101) for São Bento and the Company’s Kisladag development project as at the dated noted and based on a gold price and cut-off grade as set out below and calculated in accordance with NI 43-101. Data collected in preparation for the reserve estimates for São Bento was obtained from a drilling program of 9,600 meters from the 23rd platform to increase the mine’s reserves. Resources for Kisladag increased predominantly through the completion of the Feasibility Study. These resource estimates include the estimated reserves disclosed above.

		Tonnes (000)	Grade g/t Au	Contained Ounces

São Bento Mine,(2)
Brazil	Measured &
100% owned	Indicated:	1,828	12.01	706,063
	Inferred:	840	11.80	318,671
	Cut off grade	6.4g/t
	Gold Price	325.00

Kisladag,
Turkey	Measured &
100% owned	Indicated:	166,400	1.13	6,050,000
	Inferred:	69,100	0.84	1,810,000
	Cut off grade	0.4g/t
	Gold Price	325.00

(1)         Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(2)         The mineral resource estimates were prepared by the Company for São Bento.

The São Bento Mine is the subject of the following independent technical reports: Review of Ore Reserves and Metallurgical Operations at São Bento Mineraçao, Brazil, (Watts, Griffis & McOuat – February 5, 1996); Review of Operations at São Bento Mineraçao Minera, Brazil (Watts, Griffis & McOuat – May 13, 1996); and Addendum to a Review of Operations at São Bento Mineraçao Minera, Brazil (Watts, Griffis, McOuat – April 27, 2000, revised May 10, 2000); and the following report prepared by the Company: Addendum to A Review of Operations at São Bento Mineraçao Brazil (the Company – April 15, 2002, revised April 30, 2002).

The Kisladag property is the subject of the following independent technical reports: Estimation of Resources, Kisladag Project, Turkey (Micon International, October, 1999), Addendum to October 1999 Report titled Estimation of Resources Kisladag Project, Turkey, May 15, 2000 and Update of Resources, Kisladag Project, Usak, Turkey (Micon International, October 11, 2000 Amended November 30, 2000 and January 23, 2001); Kisladag Gold Project, Pre-Feasibility Study (Kilborn Engineering Pacific, May 2001); Kisladag Gold Project Pre-Feasibility Study Addendum December 2001 (Kilborn Engineering Pacific, November 15, 2001); Updated Reserve Report for the Kisladag Gold Project Western Turkey April 18, 2002 (Micon International, April 18, 2002, revised May 9, 2002) and a Feasibility Study March 2003 (Hatch Associates Limited).

The foregoing reports may be inspected at the offices of the Company’s solicitors, Fasken Martineau DuMoulin LLP, 2100 – 1075 West Georgia Street, Vancouver, British Columbia during normal business hours during the period of the distribution of the securities being distributed hereunder and for a period of thirty days thereafter. The reports are also available on SEDAR.

For a description of the Company’s principal properties and its other development and exploration properties see “Narrative Description of the Business” in the AIF incorporated herein by reference.

RECENT DEVELOPMENTS

1.	On May 20, 2003 the Company revised its previously announced estimates of production and cash costs for the São Bento Mine for 2003 from 105,000 oz. at $190/oz. to 95,000 oz. at $230/oz.

2.	On June 30, 2003 the Company received the Environmental Positive Certificate for its Kisladag Gold Project, Turkey.

3.	On July 29, 2003 the Company announced the results of an Optimization Study prepared by Hatch Associates Limited based on the previously completed Feasibility Study announced April 1, 2003.

RISK FACTORS

The securities of the Company should be considered a highly speculative investment due to the nature of the Company’s business. Prospective investors should carefully consider all of the information disclosed in this prospectus, including all documents incorporated by reference, and in particular the risk factors under the heading “Risk Factors” contained in the AIF incorporated herein by reference prior to making an investment in the Company. These risks include but are not limited to the following:

•	The Company’s ability to generate revenue from operations, or to continue to raise funds through other sources for the further exploration and development of its properties, will be highly dependent on the price of gold, which has a history of wide fluctuation.

•	The Company may hedge a portion of its gold production to protect the Company against low gold prices. While protecting the Company against low gold prices, hedges may also limit the price that can be realized on gold that is subject to forward sales and call options.

•	Estimates of future production for the São Bento Mine and for the Company as a whole are derived from the Company’s five-year mining plans. Actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates in grade and metallurgical and other characteristics, mining dilution, pit wall failures or cave-ins, strikes and other actions by labour at unionized locations, restrictions imposed by government agencies and other factors. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors but it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated.

•	The Company is in the business of exploring, developing, and operating natural resource properties, which by its nature involves a significant amount of risk. The proven and probable reserve figures set forth in this prospectus are estimates, and there is no certainty that the indicated levels of gold production will be realized. Certain reserve and resource estimates incorporated herein by reference were made before NI 43-101 came into force and may vary materially from estimates made in accordance with NI 43-101. Discrepancies between actual and estimated reserves, and between estimated and actual metallurgical recoveries for the Company may have significant financial impact.

•	Some of the Company’s properties are in the exploration stage and without a known body of ore. There is no guarantee that an economically feasible ore body will be found on any of these properties. Once gold mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company’s exploration programs will result in the expansion or replacement of current reserves with new reserves.

•	Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns could differ significantly from those currently estimated for a project prior to production.

•	All of the Company’s mining operations and development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters which can make operations expensive or prohibit them altogether.

•	There may be challenges to the title of the Company’s properties which, if successful, could impair its development and/or operations.

•	The Company operates in jurisdictions in which political or economic instability may affect its ability to operate. Currency fluctuations may affect the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on the U.S. dollar. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the costs of gold production in U.S. dollar terms at mines located outside the United States. Conversely, a depreciation of non-U.S. dollar currencies usually decrease the cost of production in U.S. dollar terms in these countries.

•	Operations in which the Company has an interest will be subject to all of the hazards and risks normally incidental to exploring, developing and operating natural resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage.

•	There are a number of outstanding securities and agreements pursuant to which Common Shares of the Company may be issued in the future. This would result in further dilution to the Company’s shareholders.

•	The Company operates in a competitive industry and competes with other more well established companies which have greater financial resources than the Company.

•	The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Company.

•	The Company, where practical, maintains insurance against risks in the operations of its business. Such insurance, however, contains exclusions and limitations on coverage. There is no assurance that such insurance will continue to be available.

•	The Company has options to acquire interests in, or is party to joint ventures in respect of, certain of its properties. None of these properties are core assets of the Company. However, the Company may require additional financing to meet its obligations under these agreements and there is no guarantee that such funds will be available.

•	If the Company should require additional funds for exploration and development of its properties, it may have to seek equity and/or debt financing which may not be available.

These business risks, including those incorporated by reference, should be considered in the context of the Company’s business which is described under “General Development of the Business” and “Narrative Description of Business” in the AIF.

If any of the foregoing events, or other risk factor events as described in the AIF and incorporated by reference herein occur, the Company’s business, financial condition or results of operations could likely suffer. In that event, the market price of the securities of the Company could decline and an investor could lose all or part of their investment.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following summary financial data has been derived from the consolidated financial statements of the Company which are incorporated by reference herein and should be read in conjunction with such statements and the notes thereto. See “Documents Incorporated by Reference”. All amounts are expressed in thousands of U.S. dollars except weighted average number of shares outstanding and per share amounts. Reference should be made to the consolidated financial statements to put the following summary in context. See also the MD&A which is incorporated by reference herein.

PLAN OF DISTRIBUTION

Under an agreement (the “Underwriting Agreement”) dated as of August 6, 2003 between the Company and Orion Securities Inc., National Bank Financial Inc., Sprott Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Salman Partners Inc., Westwind Partners Inc., and Research Capital Corporation (collectively, the “Underwriters”) as underwriters, the Company has agreed to sell, and the Underwriters have agreed to purchase on the Closing Date, 20,000,000 Units at the Offering Price (Cdn$3.10 per Unit) payable in cash (net of Underwriters’ fees) to the Company against delivery of the Common Shares and Warrants comprising the Units. Each Unit consists of one Common Share and one-half of one Warrant. Each Warrant entitles the holder thereof to acquire one Common Share at a price of Cdn$4.10 for a period of 12 months from the Closing Date of this offering. The Company has granted to the Underwriters an option to purchase up to an additional 5,000,000 Units (the “Underwriters’ Option”) at the Offering Price, exercisable until 24 hours prior to the Closing Date. This prospectus qualifies the distribution of the additional Units (Common Shares and Warrants) issuable upon the exercise of the Underwriters’ Option.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement, subject to certain exceptions. The Offering Price of the Units has been determined by negotiation between the Company and the Underwriters.

Pursuant to the Underwriting Agreement, the Company agreed to pay to the Underwriters a fee equal to 4.0% of the gross proceeds from the issue and sale of the Units and to reimburse the Underwriters for certain expenses relating to this offering and the Company agreed to indemnify the Underwriters against certain liabilities.

The Company further agreed that it will not, for a period of 90 days from the Closing Date without prior written consent of the Underwriters, authorize, issue or sell any Common Shares or securities convertible into Common Shares, subject to certain exceptions.

The Company has applied to list the Common Shares comprised in the Units distributed under this prospectus and the Common Shares issuable upon the exercise of the Warrants, on the TSX and the AMEX. Listing will be subject to the Company fulfilling all the listing requirements of the TSX and the AMEX. There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under the prospectus.

Pursuant to the policies of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. The Underwriters may rely on such exceptions on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities. Subject to the foregoing, the Underwriters may over-allot or effect transactions in connection with this offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Offering in the United States

The Units, the Common Shares and Warrants comprised in the Units and the Common Shares acquirable upon exercise of the Warrants have not been and will not be registered under the 1933 Act, or the securities laws of any state, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons; except that the Underwriters may, through certain of their qualified U.S. broker-dealer affiliates, offer Units in transactions that comply with exemptions from registration under the 1933 Act.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Units in the United States. The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the 1933 Act, they will not offer or sell within the United States or to, or for the account or benefit of, U.S. persons, the Units as part of their distribution. The Underwriters have further agreed that all offers and sales of the Units will be made in compliance with Rule 903 or 904 of Regulation S under the 1933 Act, or in compliance with an exemption from registration thereunder, and that they will have sent to each dealer, or other person who is receiving a selling concession, fee or other remuneration in respect of the Units to which they sell, a confirmation or other notice setting forth the restrictions on offers and sales of the

Units within the United States or to, or for the account or benefit of, U.S. persons. Common Shares comprised in the Units and Common Shares acquired upon exercise of the Warrants may be resold on the TSX pursuant to Rule 904 of Regulation S under the 1933 Act, which requires among other things, that neither the seller of the Common Shares nor any person acting on its behalf is aware of the fact that: (i) the offeree or the buyer is a U.S. person; or (ii) the transaction has been pre-arranged with a buyer in the United States. Terms used in this paragraph have the meanings ascribed to them by Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of this offering, an offer or sale of the Common Shares or Warrants comprised in the Units within the United States by any dealer, whether or not participating in this offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption under the 1933 Act.

Certificates representing any securities which are sold in the United States or to or for the account or benefit of a U.S. person will bear a legend to the effect that the securities represented thereby are not registered under the 1933 Act and may only be offered pursuant to certain exemptions from the registration requirements of the 1933 Act.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, and Cassels Brock & Blackwell LLP, counsel to the Underwriters, the following is a general summary of the principal Canadian federal income tax considerations relevant to an investment in Common Shares and Warrants comprising the Units by purchasers who are resident in Canada, deal at arm’s length with the Company and who will acquire and hold such Common Shares and Warrants as capital property, all within the meaning of the Tax Act. This summary does not address provincial tax considerations and does not apply to purchasers who are financial institutions within the meaning of that term in the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, specific proposals to amend the Tax Act which have been announced by the Minister of Finance prior to the date hereof, and counsel’s understanding of the current administrative practices of the Canada Customs and Revenue Agency (“Revenue Canada”). This summary assumes that all of the proposed amendments to the Tax Act will be enacted into law as proposed and that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is of a general nature only and is not intended to constitute income tax advice to any particular purchaser. Purchasers are urged to consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Units

Allocation of Purchase Price

Purchasers of Units will be required to allocate the purchase price of each Unit between the Common Share and the one-half of a Warrant on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. The Company will also be required to allocate the amount received for each Unit between the Common Share and the one-half of a Warrant on a reasonable basis for the purposes of the Tax Act. Counsel have been advised that the Company, for its purposes, will allocate, Cdn$3.04 of the full purchase price of Cdn$3.10 for each Unit to the one Common Share and Cdn$0.06 to the one-half of one Warrant comprised in each Unit. The Company believes that such allocation is reasonable; however, such allocation will not be binding on Revenue Canada.

Exercise or Expiry of Warrants

No gain or loss will be realized by a Warrant holder upon the exercise of a Warrant. The holder’s cost of Common Shares acquired by exercising Warrants will be equal to the aggregate of the adjusted cost base of the Warrants exercised plus the exercise price paid for the Common Shares. In the event of the expiry of an unexercised Warrant, the Warrant holder will realize a capital loss equal to the adjusted cost base of the Warrant to the Warrant holder.

Disposition of Common Shares and Warrants

A purchaser who disposes of or is deemed to have disposed of a Common Share (acquired as part of a Unit or upon the exercise of a Warrant) or a Warrant (other than a disposition arising on the exercise of a Warrant) will realize a capital gain, or incur a capital loss, as the case may be, equal to the amount by which the proceeds of disposition in respect of the Common Share or the Warrant exceeds or is exceeded by the aggregate of the adjusted cost base of such Common Share or Warrant, respectively, and any expenses associated with the disposition. One-half of any capital gain (a “taxable capital gain”) must be included in income and one-half of any capital loss may be used to offset taxable capital gains incurred in the year, in any of the three prior years or in any subsequent year in the circumstances and to the extent provided in the Tax Act. A capital loss realized on a disposition or deemed disposition of a Common Share (acquired as part of a Unit or upon the exercise of a Warrant) may in certain circumstances be reduced by the amount of certain dividends, including deemed dividends, which have been received by the holder on such shares.

A holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains.

The adjusted cost base to a purchaser of a Warrant acquired as part of a Unit will be determined by averaging the cost of the Warrant with the adjusted cost base of all identical Warrants held at that time by the purchaser. Similarly, the adjusted cost base to a purchaser of a Common Share acquired either as part of a Unit or pursuant to the exercise of a Warrant will be determined by averaging the cost of that Common Share with the adjusted cost base of all Common Shares held at the time by the purchaser.

Taxation of Dividends Received by Holders of Common Shares

A holder of Common Shares (acquired as part of a Unit or upon the exercise of a Warrant) will receive the normal treatment under the Tax Act applicable to dividends received from a corporation resident in Canada. That is, a holder who is an individual will be subject to the usual gross-up and dividend tax credit rules under the Tax Act. A holder that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends when calculating its taxable income under the Tax Act. A holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Common Shares (acquired as part of a Unit or upon the exercise of a Warrant) to the extent that such dividends are deductible in computing the corporate holder’s taxable income.

USE OF PROCEEDS

The estimated net proceeds to the Company from the sale of the 20,000,000 Units will be Cdn$59,520,000, after deducting the underwriting fees. The estimated net proceeds are expected to be used as follows:

Cdn$
Net Proceeds from the offering	$ 59,520,000
Less: Expenses of offering	$ 350,000

Equals: Current funds available	$ 59,170,000
Less: Funds for Working Capital Purposes	$ 3,200,000

Equals: Funds available to fund construction at the Kisladag	$ 55,970,000
Project in Turkey

In the event that the Underwriters’ Option is exercised, the additional estimated net proceeds of Cdn.$15,500,000 will be allocated to the Kisladag Project.

The Company intends to spend the funds available to it as stated in this prospectus, however there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary.

DESCRIPTION OF SECURITIES BEING OFFERED

Common Shares

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each Common Share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the Board of Directors. For particulars on the Company’s dividend policy, see “Dividend Policy” in the AIF incorporated herein by reference.

Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in the Company’s articles of incorporation and the Canada Business Corporations Act. Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 2/3 of the votes cast).

The following represents the Company’s share capital both before and after the issuance of the 20,000,000 Units offered hereunder:

Designation of Shares	Number of Shares Authorized	Outstanding on December 31, 2002	Outstanding on July 31, 2003(1)	As at July 31, 2003 after giving effect to this Offering(2)

Common	Unlimited	206,204,010	213,122,251	233,122,251

(1)

As at July 31, 2003, the Company has a number of securities outstanding and is party to a number of agreements which could result in the issuance of up to 21,368,509 additional Common Shares of the Company. See the Annual Financial Statements and Interim Financial Statements incorporated herein by reference.

(2)	If the Underwriters’ Option is exercised in full, this figure will be increased by an additional 5,000,000 Common Shares, for a total of 238,122,251 Common Shares.

Warrants

The Warrants will be issued in registered form under, and be governed by, an indenture to be dated as of the closing date of this Offering (the “Warrant Indenture”) between the Company and Computershare Trust Company of Canada (the “Warrant Trustee”), as trustee thereunder. The Company has appointed the principal transfer office of the Warrant Trustee in Vancouver as the location at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

The Common Shares and the Warrants comprising the Units will separate immediately upon closing of this Offering. Each whole Warrant will entitle the holder to purchase one Common Share at an exercise price of Cdn.$4.l0 per Common Share. The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Warrants will be exercisable at any time prior to 5:00 p.m. (Vancouver time) on the date that is twelve months from the closing of this Offering, after which the Warrants will expire and become null and void. Under the Warrant Indenture, the Company will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The exercise price for the Warrants is payable in Canadian dollars.

The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants, including:

(i)

the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend or other distribution (other than a “dividend paid in the ordinary course”, as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of directors, officers or employee stock options granted under the Company’s stock option plan);

(ii)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(iii)	the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(iv)

the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Common Shares on such record date; and

(v)	the issuance or distribution to all or substantially all of the holders of the shares of any class other than the Common Shares of evidences of indebtedness or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of the Common Shares; (2) consolidations, amalgamations, plans of arrangement or mergers of the Corporation with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (3) the transfer (other than to one of the Company’s subsidiaries) of the Company’s undertakings or assets as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Common shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share.

The Company will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give public notice of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 21 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

From time to time, the Company and the Warrant Trustee, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either: (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of Common Shares which may be acquired upon the exercise of all the then outstanding Warrants and passed by the affirmative vote of holders of Warrants entitled to acquire not less than 66 2/3% of the aggregate number of Common Shares which may be acquired upon the exercise of all the then outstanding Warrants represented at the meeting; or (2) instruments in writing signed by the holders of Warrants representing not less than 66 2/3% of the aggregate number of Common Shares which may be acquired upon the exercise of all the then outstanding Warrants.

PRINCIPAL HOLDERS OF SECURITIES

There are no shareholders which, to the knowledge of the Company, beneficially own, directly or indirectly, or exercise control or direction over, more than ten percent of the issued Common Shares of the Company.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7.

The registrar and transfer agent of the Common Shares is Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

LEGAL MATTERS

There are no material pending legal proceedings to which the Company is or is likely to be a party or of which any of its subsidiaries or properties are or are likely to be the subject.

Certain legal matters relating to this offering have been and will be passed upon on behalf of the Company by Fasken Martineau DuMoulin LLP and on behalf of the Underwriters by Cassels Brock & Blackwell LLP. As at the date hereof, partners of Fasken Martineau DuMoulin LLP and Cassels Brock & Blackwell LLP as a group, own less than 1% of the outstanding Common Shares.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

DATED: August 8, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

[signed]	[signed]
Paul N. Wright	Earl W. Price
President, Chief Executive Officer, and Director	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

[signed]	[signed]
Hugh C. Morris	Joseph F. Conway
Director	Director

CERTIFICATE OF UNDERWRITERS

DATED: August 8, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

ORION SECURITIES INC. By: [signed] Douglas Bell

NATIONAL BANK FINANCIAL INC	SPROTT SECURITIES INC.	TD SECURITIES INC.

By: [signed]	By: [signed]	By: [signed]
William Washington	Darren J. Wallace	Peter Grosskopf

BMO NESBITT BURNS INC	CIBC WORLD MARKETS INC.

By: [signed]	By: [signed]
Jamie Rogers	Gunnar Eggertson

SALMAN PARTNERS INC	WESTWIND PARTNERS INC.

By: [signed]	By: [signed]
Alan C. Herrington	David Beatty

RESEARCH CAPITAL CORPORATION By: [signed] Daniel F. Hachey